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                                                                    Exhibit 99.4


                             LOGO OF RITE AID

                            NOVEMBER 12, 1996

Dear Stockholder:

  You are cordially invited to attend the Special Meeting of Stockholders of Rite Aid Corporation to be held at the Holiday Inn Harrisburg East, 4751 Lindle Road, Harrisburg, Pennsylvania, on Thursday, December 12, 1996, at 9:30 a.m., Eastern Time.

  At the Rite Aid Special Meeting, stockholders will be asked to adopt the Agreement and Plan of Merger between Rite Aid and Thrifty PayLess Holdings, Inc., as amended (the "Merger Agreement"), and the issuance of Rite Aid Common Stock to Thrifty PayLess stockholders pursuant thereto. The Merger Agreement provides for the merger of Thrifty PayLess with and into Rite Aid. In the Merger, Thrifty PayLess Common Stock will be converted into Rite Aid Common Stock based on an exchange ratio of 0.65 shares of Rite Aid Common Stock for each share of Thrifty PayLess Common Stock. In addition, pursuant to the Merger Agreement, Rite Aid's Certificate of Incorporation will be amended in order, among other things, to increase the number of shares of authorized Rite Aid Common Stock from 240 million to 300 million.

  The Merger, the Merger Agreement and the terms and conditions thereof are more fully described in the accompanying Joint Proxy Statement/Prospectus. We urge you to review this material carefully.

  Rite Aid's Board of Directors has unanimously determined that the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of Rite Aid, has approved the Merger Agreement and recommends that Rite Aid stockholders vote "for" adoption of the Merger Agreement.

  The acquisition of Thrifty PayLess is an integral part of Rite Aid's strategy to operate drug stores in large, fast-growing metropolitan areas. During fiscal 1998, we plan to close the Thrifty PayLess headquarters in Wilsonville, Oregon. This closing combined with increased purchasing efficiencies should enhance Rite Aid's earnings for the year. In addition, Rite Aid intends to rapidly install its proprietary technology into all Thrifty PayLess stores. Over the next three years, we anticipate that the results at the Thrifty PayLess stores will more closely mirror the Rite Aid stores. The combined company will operate over 3,500 stores and have revenues greater than $10 billion. Our emphasis on technology and marketing are designed to position us as an attractive provider to managed care organizations.

  It is important that your shares of Rite Aid Common Stock are represented at the Special Meeting, regardless of the number of shares you hold. Whether or not you plan to attend the Special Meeting, please sign, date and return your proxy card in the enclosed postage paid envelope as soon as possible. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. If you attend the Special Meeting, you may vote in person, if you wish, even though you previously mailed your proxy.

  As previously announced, Rite Aid is redeeming the so-called poison pill rights previously declared in respect of Rite Aid Common Stock. Accordingly, a check in payment of the redemption price ($0.01 per share of Common Stock owned of record as of November 12, 1996) will be mailed under separate cover. Rite Aid has been advised by its legal counsel that such amounts will be treated as dividend income for federal income tax purposes.

                                          Sincerely,

                                          /s/ Martin L. Grass
                                          Martin L. Grass